So
9-6-02



02007917

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL
OMB Number: 3235-0123
Expires: September 30, 1998
Estimated average burden hours per response . . . 12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 36072



SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2002
WASH, D.C. 180 SECTION

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 7/1/2001 (MM/DD/YY) AND ENDING 6/30/2002 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
BRYN MAWR SECURITIES INC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

596 BOB WHITE ROAD
(No. and Street)

WAYNE	PA	19087
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GEORGE T. BEVINS — 610 337 3090
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BROWNSTEIN TETI & KELLY PC
(Name — if individual, state last, first, middle name)

125 COULTER AVENUE	ARDMORE	PA	19003-2426
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 1 9 2002
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, PATRICK McDONNELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRYN MAWR SECURITIES INC, as of JUNE 30, ~~19~~ xx 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Patrick McDonnell
Signature

PRESIDENT
Title

Notary Public


NOTARIAL SEAL
GEORGE T. BEVINS, Notary Public
Wayne, Montgomery County
My Commission Expires Dec. 22, 2003

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Bryn Mawr Securities, Inc.

Table of Contents



Brownstein Teti & Kelly PC • Certified Public Accountants
125 Coulter Avenue ◦ Ardmore ◦ PA 19003-2426 ◦ 610 896 0830 ◦ Fax: 610 896 5816

Independent Auditors' Report

To the Board of Directors and Stockholders
BRYN MAWR SECURITIES, INC.
Wayne, Pennsylvania

We have audited the accompanying balance sheets of BRYN MAWR SECURITIES, INC. as of June 30, 2002 and 2001, and the related statements of operations, retained earnings and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BRYN MAWR SECURITIES, INC. as of June 30, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Brownstein Teti & Kelly PC

August 21, 2002

Bryn Mawr Securities, Inc.

Balance Sheets

June 30,	*2002*	*2001*
Assets		
Current Assets		
Cash and cash equivalents	$ 13,573	$ 17,673
Accounts receivable	11,840	7,401
Prepaid expenses	1,029	267
Total Current Assets	26,442	25,341
Other Assets		
Security deposit	1,155	1,155
Warrants	3,300	3,300
Total Other Assets	4,455	4,455
Total Assets	$ 30,897	$ 29,796
Liabilities and Stockholders' Equity		
Current Liabilities		
Accounts payable and accrued expenses	$ 11,392	$ 9,024
Accrued income taxes	625	1,572
Total Liabilities	12,017	10,596
Stockholders' Equity		
Common stock - No par value, authorized, issued and outstanding - 100 Shares	100	100
Additional paid in capital	10,950	10,950
Retained earnings	7,830	8,150
Total Stockholders' Equity	18,880	19,200
Total Liabilities and Stockholders' Equity	$ 30,897	$ 29,796

The Auditors' report and accompanying notes
are an integral part of these financial statements.

Bryn Mawr Securities, Inc.

Statements of Operations

For the Years Ended June 30,	*2002*	*2001*
Income		
Commission income	$ 952,513	$1,383,246
Other income	11,868	15,714
Total Income	964,381	1,398,960
Operating Expenses		
Commission expense	740,858	1,093,237
Employee benefits	7,212	8,898
Licenses and fees	2,377	2,521
Miscellaneous	3,056	1,400
Office expense	2,051	6,112
Officers' salaries	143,945	224,495
Postage	2,441	3,618
Professional services	6,549	3,624
Rent	14,385	11,879
Regulatory fees	8,965	9,702
Taxes - other	300	402
Taxes - payroll	10,810	11,498
Travel and entertainment	18,600	16,800
Utilities	3,994	3,899
Total Operating Expenses	965,543	1,398,085
Income (Loss) From Operations	(1,162)	875
Other Income		
Dividend and interest income	1,467	5,021
Total Other Income	1,467	5,021
Income Before Taxes	305	5,896
Provision for federal and state income taxes	625	1,883
Net Income (Loss)	$ (320)	$ 4,013

The Auditors' report and accompanying notes
are an integral part of these financial statements.

Bryn Mawr Securities, Inc.

Statements of Retained Earnings

For the Years Ended June 30,	*2002*	*2001*
Retained Earnings – Beginning of Year	$ 8,150	$ 4,137
Net Income (Loss)	(320)	4,013
Retained Earnings – End of Year	$ 7,830	$ 8,150

The Auditors' report and accompanying notes
are an integral part of these financial statements.

Statements of Cash Flows

For the Years Ended June 30,	*2002*	*2001*
Cash Flows From Operating Activities:		
Commissions received	$ 948,074	$ 1,382,489
Cash paid for operating expenses	(963,937)	(1,405,169)
Dividend and interest income received	1,467	5,021
Income taxes paid	(1,572)	(311)
Other income received	11,868	15,714
Net Cash Provided (Used) by Operating Activities	(4,100)	(2,256)
Net Cash Provided (Used) by Investing Activities	0	0
Net Cash Provided (Used) by Financing Activities	0	0
Net Increase (Decrease) In Cash and Cash Equivalents	(4,100)	(2,256)
Cash and Cash Equivalents -- Beginning of Year	17,673	19,929
Cash and Cash Equivalents -- End of Year	$ 13,573	$ 17,673

The Auditors' report and accompanying notes are an integral part of these financial statements.

Bryn Mawr Securities, Inc.

Statements of Cash Flows

Reconciliation of Net Income (Loss) to Net Cash Provided (Used) by Operating Activities

For the Years Ended June 30,	*2002*	*2001*
Net Income (Loss)	$ (320)	$ 4,013
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided (Used) by Operating Activities:		
(Increase) Decrease in:		
Accounts receivable	(4,439)	(757)
Prepaid expenses	(762)	(125)
Security deposit	0	(1,155)
Increase (Decrease) in:		
Accounts payable and accrued expenses	2,368	(4,443)
Accrued income taxes	(947)	211
Total adjustments	(3,780)	(6,269)
Net Cash Provided (Used) by Operating Activities	$ (4,100)	$ (2,256)

The Auditors' report and accompanying notes are an integral part of these financial statements.

Note A –

Organization and Basis of Presentation

Organization

BRYN MAWR SECURITIES, INC. (BMSI) was incorporated in the Commonwealth of Pennsylvania on March 31, 1986. BMSI is a registered broker-dealer representing various mutual fund investment companies.

Basis of Presentation

Financial reporting by BMSI is prepared on the accrual basis of accounting. Revenues are recognized as they are earned and expenses are recorded as incurred without regard to when cash is collected or disbursed.

Note B –

Summary of Significant Accounting Policies

This summary of significant accounting policies of BMSI is presented to assist in understanding BMSI's financial statements. The financial statements and notes are representations of BMSI's management, who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles, with any exceptions noted, and have been consistently applied in the preparation of the financial statements.

Use of Estimates

The preparation of the financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

For financial statement purposes, BMSI considers all highly liquid investments with a maturity of three months or less deposited in commercial banks or with mutual fund managers to be cash equivalents. The Federal Deposit Insurance Corporation (FDIC) insures all of the bank accounts in aggregate to $100,000. Funds in excess of $100,000 are uninsured, and at risk if the bank becomes insolvent. Mutual funds are not insured. There is no indication the bank or mutual funds will become insolvent.

Accounts Receivable and Doubtful Accounts

BMSI provides for doubtful accounts receivable by use of the specific write-off method. Under this approach, bad debts are recorded when a specific account has definitely been established as uncollectible. This method, known as specific or direct charge-off method, is not a generally acceptable accounting method. The effect of using this method of recording uncollectible accounts has been deemed to be immaterial. There are no material amounts that are doubtful as to collectibility as of the balance sheet date. There were no bad debts charged for the years ended June 30, 2002 and 2001.

Note C –

Investments

BMSI owns warrants to purchase shares of stock which are not publically traded. The investment is recorded at cost.

Note D –

Pension Plan

BMSI contributes to SIMPLE individual retirement accounts for each of the officers. BMSI contributed $4,318 and $6,754 for the years ended June 30, 2002 and 2001, respectively.

Note E –

Income Taxes

Accounting for Income Taxes

BMSI uses the liability method of accounting for income taxes as required by Financial Accounting Statement No. 109, *Accounting for Income Taxes* (FAS 109). Under this approach, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted marginal tax rates and laws that will be in effect when the differences reverse.

Provision for Income Taxes

BMSI uses the accrual basis of accounting to prepare its federal and state income tax returns. The provision for income taxes of BMSI for the years ended June 30, 2002 and 2001 are as follows:

Reviews

	2002	2001
Current		
Federal	$ 359	$ 1,082
State	266	801
Total Provision	$ 625	$ 1,883

Note F –

Commitments and Contingencies

Long Term Leases

The organization leases office space under a month to month lease. The terms of the lease, which expires February 28, 2003, provides for monthly lease payments of $1,260. Lease expense for the years ended June 30, 2002 and 2001 was $14,385 and $11,879 respectively.

Note G –

Accrued Compensated Absences

BMSI has not recorded an accrual for compensated absences since the amount cannot be reasonably estimated.

Supplemental Information

For the Year Ended June 30, 2002


Brownstein Teti & Kelly PC • *Certified Public Accountants*
125 Coulter Avenue ◦ Ardmore ◦ PA 19003-2426 ◦ 610 896 0830 ◦ Fax: 610 896 5816

Independent Auditors' Report on Supplemental Information

To the Board of Directors and Stockholders
BRYN MAWR SECURITIES, INC.
Wayne, Pennsylvania

Our report on our examination of the basic financial statements of BRYN MAWR SECURITIES, INC. for June 30, 2002 appears on Page 1. The examination was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The schedules on pages 13 to 18 are presented for the purpose of additional analysis and are not a required part of the basic financial statements. Such information has been subjected to the auditing procedures applied in the examination of the basic financial statements.

In our opinion, the supplemental information referred to above is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brownstein Teti & Kelly PC

August 21, 2002

Computation of Net Capital Pursuant to Rule 15c3-1

For the Year Ended June 30,	*2002*
Computation of Aggregate Indebtedness	
Accounts payable and accrued expenses	$ 11,392
Accrued income taxes	625
Total Aggregate Indebtedness	$ 12,017
Computation of Net Capital	
Ownership equity:	
Common stock	$ 100
Additional paid in capital	10,950
Retained earnings	7,830
Total ownership equity	18,880
Less:	
Non-allowable assets	5,484
Other - Haircut/MMF	271
Total Net Capital	$ 13,125
Computation of Basic Net Capital Requirement	
Greater of 6.67% of Aggregate Indebtedness or $5,000	$ 5,000
Net capital in excess of requirements	8,125
Total Net Capital - As Above	$ 13,125
Ratio of Aggregated Indebtedness to Net Capital	.9156

See auditors' report on supplemental information

Bryn Mawr Securities, Inc.

Computation for Determination of Reserve Requirements and Information Relating to the Possession and Control Requirements Pursuant to Rule 15c3-3

For the Year Ended June 30, 2002

The Provisions for the Rule are not applicable to Bryn Mawr Securities, Inc. Exemption is claimed pursuant to Rule 15c3-3(k)(1).

See auditors' report on supplemental information

Bryn Mawr Securities, Inc.

Reconciliation Pursuant to Rule 17a5(d)(4)

For the Year Ended June 30,	*2002*
Total Ownership Equity	
Per focus report for the period ended 6/30/2002 (Part II A)	
Audit adjustments:	$ 19,505
Increase in accrued income taxes	(625)
Ownership Equity – Per Audited Report	$ 18,880
Non-Allowable Assets	
Per focus report for the period ended 6/30/2002 (Part II A)	$ 5,484
Non-Allowable Assets – Per Audited Report	$ 5,484
Net Capital	
Per focus report for the period ended 6/30/2002 (Part II A)	$ 13,750
Less: Accrued income taxes	625
Net Capital – Per Audited Report	$ 13,125
Ownership Equity – Per Audited Report	$ 18,880
Less: Non-allowable assets and Haircut/MMF	5,755
Net Capital – Per Audited Report	$ 13,125

See auditors' report on supplemental information



Brownstein Teti & Kelly PC • *Certified Public Accountants*
125 Coulter Avenue ◦ Ardmore ◦ PA 19003-2426 ◦ 610 896 0830 ◦ Fax: 610 896 5816

Independent Auditors' Report on Internal Control

To the Board of Directors and Stockholders
BRYN MAWR SECURITIES, INC.
Wayne, Pennsylvania

We have examined the financial statements of BRYN MAWR SECURITIES, INC. for the year ended June 30, 2002, and have issued our report thereon dated August 21, 2002. As part of our examination, we made a study and evaluation of the system of internal accounting control to the extent we considered necessary to evaluate the system as required by generally accepted auditing standards and Rule 17a-5 of the Securities Exchange Commission. This study and evaluation included the accounting system and the procedures followed by the client in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11). Exemption is claimed by Rule 15c3-3(k)(1) from the reserve requirement in making examinations, counts, verifications and comparisons, and recordation of differences required by Rule 17a-13 of Section 4(c) of Regulation T, and was in compliance with the condition of the exemption, and no facts came to our attention indicating that such conditions had not been complied with during the year. Rule 17a-5 states that the scope of the study and evaluation should be sufficient to provide reasonable assurance that any material weakness existing at the date of our examination would be disclosed. Under generally accepted auditing standards and Rule 17a-5, the purposes of such study and evaluation are to establish a basis for reliance thereon in determining the nature, timing and extent of other auditing procedures necessary for expression of an opinion on the financial statements and to provide a basis for reporting material weaknesses in internal accounting control.

The objective of internal accounting control is to provide reasonable, but not absolute, assurance concerning the safeguarding of assets against loss from unauthorized use or disposition and concerning the reliability of financial records for preparing financial statements and maintaining accountability for assets. The concept of reasonable assurance recognizes that the cost of a system of internal accounting control should not exceed the benefits derived and also recognizes that the evaluation of these factors necessarily requires estimates and judgments by management. However, for the purpose of this report under Rule 17a-5, the determination of weaknesses to be reported was made without considering the practicability of corrective action by management within the framework of a cost/benefit relationship. There are inherent limitations that should be recognized in considering the potential effectiveness of any system of internal accounting control.

In the performance of most control procedures, errors can result from misunderstanding of instructions, mistakes of judgment, carelessness, or other personal factors. Control procedures whose effectiveness depends on segregation of duties can be circumvented intentionally by management either with respect to the execution and recording of transactions or with respect to the estimates and judgments required in the preparation of financial statements. Further, projection of any evaluation of internal accounting control to future periods is subject to the risk that the procedures may become inadequate because of changes in conditions or that the degree of compliance with the procedures may deteriorate.

Our study and evaluation of the system of internal accounting control for the year ended June 30, 2002, which was made for the purposes set forth in the first paragraph above and would not necessarily disclose all weaknesses in the system that may have existed during the period, disclosed no weaknesses that we believe to be material.

Bronstein Ritis Kelly PC

August 21, 2002



Brownstein Teti & Kelly PC · *Certified Public Accountants*
125 Coulter Avenue · Ardmore · PA 19003-2426 · 610 896 0830 · Fax: 610 896 5816

**Independent Auditors' Report on
Status of Broker Dealer in the
Securities Investor Protection Corporation**

To the Board of Directors and Stockholders
BRYN MAWR SECURITIES, INC.
Wayne, Pennsylvania

We have examined the financial statements of BRYN MAWR SECURITIES, INC. for the year ended June 30, 2002, and have issued our report dated August 21, 2002. As part of our examination, we made a study and evaluation of the status of the membership of BRYN MAWR SECURITIES, INC. in the Securities Investor Protection Corporation according to Rule 17a-5(e)(4). This study concluded that BRYN MAWR SECURITIES, INC. due to the participation in Sec 529 plans was required to become a member under the Securities Investor Protection Act of 1970.

Brownstein Teti & Kelly PC

August 21, 2002


SEC MAIL PROCESSING
RECEIVED
AUG 2 7 2002
WASH, D.C. 180 SECTION

Bryn Mawr Securities, Inc.

Report on Audited Financial Statements
and Supplemental Information

For the Years Ended June 30, 2002 and 2001


BTK

Brownstein Teti & Kelly PC
Certified Public Accountants